SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 22, 2009

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated January 21, 2009, relating to Company’s financial results for the three months and twelve months ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricia Chou
Name:	Patricia Chou
Title:	Chief Financial Officer

Dated:  January 22, 2008

Actions Semiconductor Reports Fourth Quarter and Full Year 2008 Results
Company’s Board of Directors Authorizes Additional Share Repurchase Program of Up To 12 Million ADSs

ZHUHAI, China, January 21, 2009 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the fourth quarter and full year ended December 31, 2008.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2008 was $16.1 million, as compared to revenue of $27.3 million for the third quarter of 2008, and $32.3 million for the fourth quarter of 2007.  Revenue for the year ended December 31, 2008 was $95.1 million, compared to revenue of $116.6 million for the year ended December 31, 2007.

Net income for the fourth quarter of 2008 was $0.5 million, or $0.01 per ADS, compared to $7.3 million, or $0.09 per ADS, for the third quarter of 2008, and compared to $19.4 million, or $0.23 per ADS, for the fourth quarter of 2007.  Included in net income for the fourth quarter of 2007 was a $5.9 million tax refund, or $0.07 per ADS, resulting from a tax refund program Zhuhai Municipal Tax Bureau formed to encourage local business development of Foreign Invested Enterprises. There was no such income related to tax refund in the year 2008. Net income for the full year of 2008 was $26.1 million, compared to $51.6 million reported for the full year 2007.  Net income per ADS was $0.31 for 2008, compared to the $0.60 per ADS reported for the full year 2007.

Actions Semiconductor reported gross margin of 44.7% for the fourth quarter of 2008.  For the full year of 2008, gross margin was 50.1%. The Company ended the year with $45.5 million in cash and cash equivalents together with time deposits.  Marketable securities and trading securities at the end of the year were $220.5 million.

In the fourth quarter the Company increased its equity ownership interest in a development stage enterprise, with a focus on the mobile digital TV and multimedia markets, from 14.42% to 19.82% through an additional cash investment of US$3 million. As a result of increasing its investment, Actions has representation on the board of directors of the invested enterprise and consequently the latter has been retroactively accounted for as an equity method investee. The comparative September 30th 2008 and December 31st, 2007 balance sheets, income statements, and statements of cash flows have been restated to reflect the retroactive changes.  The impact to the various statements is summarized in a table to follow.

The Company also reported that during the quarter it has significantly increased its repurchase on its American Depositary Shares (ADSs). As of December 31, 2008, the Company has invested approximately $16.0 million in the program, representing over 5.1 million ADSs.  At the end of fiscal year 2008, the Company had approximately 81 million equivalent ADSs outstanding.

Furthermore, the board of directors approved an add-on share repurchase program under which the Company may repurchase up to 12 million additional ADSs through December 31, 2010.

“Despite the unprecedented challenges in the macroeconomic environment in 2008, we were able to deliver on a number of our business objectives for the year. We maintained a solid balance sheet and strong cash position, further penetrated international markets, and enhanced our engineering resources.  Unfortunately, the global financial crisis has impacted the consumer electronics market and the growth of our business,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.

“Looking to 2009, we expect the operating environment to continue to be challenging.  We have conducted a comprehensive review to identify additional operating efficiencies and we will continue to implement stringent expense controls.  We believe we are well-positioned for the long-term given our strong balance sheet and market share.  We remain committed to our continued product development efforts, aggressive share repurchase program, prudent management of our high level of cash, and conservative investment strategy which all complement our core business model and enable maximum operating flexibility.”

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the first quarter of fiscal year 2009 ended March 31, 2009, Actions Semiconductor estimates revenue in the range of $8 to $11 million, gross margin of 30%-35%, and operating expenses relatively lower than 2008 annual average.  The first quarter 2009 estimates include share-based compensation expense in the range of $1.1 to $1.2 million.

Conference Call Details

Actions Semiconductor’s fourth quarter and full year 2008 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Wednesday, January 21, 2009.  To participate in the live call, analysts and investors should dial 800-265-0241 (within U.S.) or 617-847-8704 (outside U.S.) and enter passcode 26795801 at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through January 28, 2009, by dialing 888-286-8010 (within U.S.) or 617-801-6888 (outside U.S.) and entering the passcode 64308097.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Jimmy Liu
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	jimmy@actions-semi.com
415-217-4967	+86-21-5080-3900*1211

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2008	2008	2007
	(unaudited)	(unaudited)	(restated)
ASSETS
Current assets:
Cash and cash equivalents	45,435	53,286	72,054
Time deposits	61	62	2,613
Restricted cash	440	6,860	1,782
Marketable securities	201,151	195,565	165,317
Trading securities	19,299	9,339	-
Accounts receivable, net	3,932	8,885	6,046
Notes receivable	74	206	372
Inventories	8,720	7,992	12,542
Prepaid expenses and other current assets	1,532	2,463	2,479
Deferred tax assets	686	996	739
Total current assets	281,330	285,654	263,944

Investment in an affiliate	4,142	1,358	1,719
Other investments	7,044	5,057	5,479
Rental deposits	39	87	79
Property, plant and equipment, net	7,144	7,221	6,436
Land use right	1,580	1,596	1,509
Acquired intangible assets, net	4,197	4,782	5,849
Deposit paid for acquisition of property, plant and equipment	403	35	27
Deposit paid to establish an investment	-	10,239	-
Deferred tax assets	206	220	-

TOTAL ASSETS	306,085	316,249	285,042

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	4,050	7,268	12,334
Accrued expenses and other current liabilities	6,846	12,101	9,435
Other liabilities	1,818	1,046	884
Loan from minority shareholder	1,500	1,500	-
Short-term bank loan	-	-	1,519
Income tax payable	221	556	749
Deferred tax liabilities	480	176	-
Total current liabilities	14,915	22,647	24,921

Other liabilities	249	294	686
Deferred tax liabilities	1,750	1,391	-

Total liabilities	16,914	24,332	25,607

Minority interest	35	140	204

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	36,606	38,784	43,679
Accumulated other comprehensive income	20,483	21,496	9,628
Retained earnings	232,046	231,496	205,923

Total shareholders' equity	289,136	291,777	259,231

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	306,085	316,249	285,042

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(in thousands of U.S. dollars,except per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(restated)

Revenues	16,052	32,331	95,130	116,628
Cost of revenues	(8,879)	(15,218)	(47,425)	(56,918)
Gross profit	7,173	17,113	47,705	59,710
Other operating income	159	12	797	392
Operating expenses:
Research and development	(5,047)	(3,443)	(19,477)	(12,381)
General and administrative	(2,746)	(2,380)	(10,399)	(10,485)
Selling and marketing	(449)	(658)	(1,694)	(1,880)
Total operating expenses	(8,242)	(6,481)	(31,570)	(24,746)
Income from operations	(910)	10,644	16,932	35,356
Other income（expense）	(414)	7,172	1,213	11,570
Dividend income	-	-	20	-
Fair value change in trade securities	44	-	92	-
Interest income	3,147	1,973	11,912	7,162
Interest expense	-	(20)	(4)	(82)
Income before income taxes, equity in net income(loss) of an affiliate and minority interests	1,867	19,769	30,165	54,006
Income tax	(1,207)	(497)	(3,632)	(2,202)
Equity in net income(loss) of an affiliate	(216)	36	(576)	(383)
Minority interests	105	75	166	220
Net income	549	19,383	26,123	51,641

Net income per share:
Basic and diluted per share:	0.00	0.04	0.05	0.10

Basic and diluted (per ADS)	0.01	0.23	0.31	0.60

Weighted-average shares used in computation:
Basic and diluted	491,689,408	509,793,348	501,763,805	513,588,069

Weighted-average ADS used in computation :
Basic and diluted	81,948,235	84,965,558	83,627,301	85,598,012

Note: Stock compensation recorded in each expense classification above is as follows:
Cost of revenues	46	-	112	-
Research and development	573	-	1,394	-
General and administrative	273	-	662	-
Selling and marketing	52	-	127	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended December 31,2008	Year ended December 31,2008	Year ended December 31,2007
	(unaudited)	(unaudited)	(restated)
Operating activities:
Net income	549	26,123	51,641
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	567	2,085	1,594
Amortization of acquired intangible assets	788	3,232	2,349
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic of China(the "PRC")	-	-	(219)
Loss on disposal of property, plant and equipment	7	70	320
Gain on disposal of intangible assets	-	-	(18)
Gain on disposal of other investment	-	(6)	-
Equity in net loss of an affiliate	216	576	383
Dividend income	-	(20)	-
Fair value of the stock options	944	2,295	-
Fair value change in trading securities	(44)	(92)	-
Minority interest	(105)	(166)	(220)
Changes in operating assets and liabilities:
Accounts receivable	4,945	2,111	(187)
Notes receivable	132	315	1,828
Inventories	(762)	4,512	(5,632)
Amount due from an affiliate	-	52	-
Prepaid expenses and other current assets	920	1,601	4,289
Accounts payable	(3,200)	(8,999)	(4,023)
Accrued expenses and other current liabilities	(5,025)	(5,522)	(3,839)
Income tax payable	(332)	(576)	(1,557)
Rental deposit	48	45	(25)
Deferred taxes	983	2,083	(77)
Net cash provided by operating activities	631	29,719	46,607

Investing activities:
Dividend from other investments	-	20	-
Increase in investment in an affiliate	(3,000)	(3,000)	(2,281)
Increase in other investments	(2,050)	(2,215)	(3,831)
Increase in marketable securities	(6,552)	(25,575)	(141,108)
Proceeds from disposal of trading securities	-	17,111	-
Purchase of trading securities	(9,916)	(36,318)	-
Proceeds from disposal of property, plant and equipment	-	18	39
Proceeds from disposal of intangible assets	-	-	64
Increase in deposit paid for acquisition of property, plant and equipment	(368)	(368)	-
Refund in deposit paid for establish a fellow subsidiary	10,239	-	-
Purchase of property, plant and equipment	(523)	(2,429)	(2,586)
Purchase of intangible assets	(217)	(1,194)	(4,241)
Decrease (increase) in restricted cash	6,387	1,389	(1,626)
Decrease in time deposits	1	2,691	44,423
Cash used in investing activities	(5,999)	(49,870)	(111,147)

Financing activities:
Proceeds from short-term bank loans	-	-	1,431
Repayment of short-term bank loans	-	(1,580)	-
Proceeds from loan from minority shareholder	-	1,500	-
Advance subsidy from local authorities of Zhuhai,the PRC	733	399	1,039
Repurchase of ordinary shares	(3,122)	(9,368)	(6,662)
Repayment of amounts due to shareholders	-	-	(10)
Cash used in financing activities	(2,389)	(9,049)	(4,202)

Effect of exchange rate changes on cash	(94)	2,581	3,018

Net decrease in cash and cash equivalents	(7,851)	(26,619)	(65,724)

Cash and cash equivalents at the beginning of the period	53,286	72,054	137,778
Cash and cash equivalents at the end of the period	45,435	45,435	72,054

Retroactive Impacts to Various Statements in Comparative periods and dates:

(in thousands of U.S. dollars)

Affected statements and accounts – Increase/(Decrease)	As at Sept. 30th, 2008 (unaudited)	Year ended Dec. 31st, 2007
Balance Sheet
Investment in an affiliate	1,358	1,719
Other investments	(2,281)	(2,281)
Total effect on assets	(923)	(562)
Retained earnings	(923)	(562)

Affected statements and accounts – Increase/(Decrease)	3 months ended Dec. 31st, 2007 (unaudited)	Year ended Dec. 31st, 2007
Income Statement
Equity in net income (loss) of an affiliate	(40)	(562)

Statement of Cash Flows
Equity in net loss of an affiliate	40	562